Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

February 2, 2011

iPath

iPath Exchange Traded Notes

iPath® S&P 500 VIX Short-Term Futures™ ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or through early redemption [1], based on the performance of the index less investor fees. The iPath® S&P 500 VIX Short-Term Futures™ ETN is designed to provide investors with cost effective exposure to the S&P 500 VIX Short-Term Futures™ Index TR.

Barclays Bank PLC implemented a 1 for 4 reverse split of the iPath® S&P 500 VIX Short-Term Futures™ ETN (the "ETNs") on November 9, 2010, in accordance with the procedures described in the iPath Splits and Reverse Splits FAQ, available at http://www.ipathetn.com/pdf/ipath-split-FAQs.pdf.

NOTE DETAILS

Ticker	VXX
Intraday indicative value ticker	VXX.IV
Bloomberg index ticker	SPVXSTR
CUSIP	06740C261
Primary exchange	NYSE Arca
Yearly fee	0.89%
Inception date	01/29/09
Maturity date	01/30/19
Index	S&P 500 VIX Short-Term Futures™ Index TR

* The investor fee is the Yearly Fee times the applicable closing indicative value times the applicable daily index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee times the closing indicative value on the immediately preceding calendar day times the daily index factor on that day (or, if such day is not an index business day, one) divided by 365.

ISSUER DETAILS

Barclays Bank PLC long-term, unsecured obligations*	
S&P rating	AA-
Moody's rating	Aa3

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

DOLLAR WEIGHTS



CBOE VIX Future JAN 11 58.90%
CBOE VIX Futue FEB 11 41.10%

Source: S&P as of 12/31/10. The S&P 500 VIX Short-Term Futures™ Index TR measures the return from a daily rolling long position in the first and second month VIX futures contracts and targets a constant maturity of one month.

INDEX CORRELATIONS

S&P 500 VIX Short-Term Futures™ Index TR	1.00
S&P 500 VIX Mid-Term Futures™ Index TR	0.95
S&P 500 Index	-0.88
CBOE SPX Volatility Index	0.90

Source: S&P, Bloomberg, BlackRock, CBOE (12/09-12/10), based on weekly returns.

[1] Investors may redeem at least 25,000 units of the iPath® S&P 500 VIX Short-Term Futures™ ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus. A redemption charge of 0.05% times the daily redemption value will apply. The redemption charge is a one-time change imposed upon early redemption and is intended to allow the issuer to recoup brokerage and other transaction costs in connection with early redemption.

iPath® S&P 500 VIX Short-Term Futures™ ETN

The S&P 500 VIX Short-Term Futures™ Index TR is designed to provide access to equity market volatility through CBOE Volatility Index® (the "VIX Index") futures. Specifically, the S&P 500 VIX Short-Term Futures™ Index TR offers exposure to a daily rolling long position in the first and second month VIX futures contracts and reflects the implied volatility of the S&P 500® Index at various points along the volatility forward curve. The index futures roll continuously throughout each month from the first month VIX futures contract into the second month VIX futures contract.

A direct investment in VIX (commonly referred to as spot VIX) is not possible. The S&P 500 VIX Short-Term Futures Index™ TR holds VIX futures contracts, which could involve roll costs and exhibit different risk and return characteristics. Investments offering volatility exposure can have various uses within a portfolio including hedging, directional, or arbitrage strategies and are typically short or medium-term in nature.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 12/31/10)

	3-MONTH RETURN %	6-MONTH RETURN %	1-YEAR RETURN %	STANDARD DEVIATION % ANNUALIZED*
S&P 500 VIX Short-Term Futures™ Index TR	-45.84	-70.02	-71.99	n/a
S&P 500 VIX Mid-Term Futures™ Index TR	-23.57	-32.57	-13.19	n/a
S&P 500 Index	10.76	23.27	15.06	22.16
CBOE SPX Volatility Index	-25.11	-48.61	-18.13	85.36

* Based on monthly returns for 12/09 - 12/10.

Source: S&P, Bloomberg, CBOE, BlackRock.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

An investment in iPath ETNs linked to the performance of the S&P 500 VIX Short-Term Futures™ Index TR and the S&P 500 VIX Mid-Term Futures™ Index TR is subject to risks associated with fluctuations, particularly a decline, in the performance of each index. Because the performance of each index is linked to the CBOE Volatility Index (the "VIX Index"), the performance of each index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of each index. Additional factors that may contribute to fluctuations in the level of each index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

"Standard & Poor's® ", "S&P® ", "S&P 500® ", "Standard & Poor's 500™ ", "S&P 500 VIX Short-Term Futures™ " and "S&P 500 VIX Mid-Term Futures™ " are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by Barclays Bank PLC. "VIX" is a registered trademark of the Chicago Board Options Exchange, Incorporated ("CBOE") and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0336-0111

Not FDIC Insured • No Bank Guarantee • May Lose Value

iP-VXX-1210

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